SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of March 24, 2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.







                        BLOCK LISTING SIX MONTHLY RETURN


INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:  The FSA

Date: 24 March 2006

AVS No:

Name of applicant:                                         telent plc

Name of scheme:                                            Employee Share Option Plan

Period of return:                           From:          21 October 2005        To:        24 March 2006

Balance under scheme from previous return:                 3,181,781

The amount by which the block scheme has been increased,   n/a
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   1,978,326
period:

Balance under scheme not yet issued/allotted at end of     1,203,455
period

Number and class of securities originally listed and the   285,000 ordinary shares of 25p each on 18 February 2004
date of admission

Total number of securities in issue at the end of the      214,573,331
period


Name of contact:                                           Kevin Smith

Address of contact:                                        New Century Park,
                                                           PO Box 53, Coventry CV3 1HJ

Telephone number of contact:                               02476 563704



SIGNED BY   ______________________________________________

            Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of telent plc
            Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.







                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:  The FSA

Date: 24 March 2006

AVS No:

Name of applicant:                                         telent plc

Name of scheme:                                            Senior Management Share Option Plan

Period of return:                           From:          21 October 2005        To:        24 March 2006

Balance under scheme from previous return:                 5,014,200

The amount by which the block scheme has been increased,   n/a
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   3,835,000
period:

Balance under scheme not yet issued/allotted at end of     1,179,200
period

Number and class of securities originally listed and the   305,000 ordinary shares of 25p each on
date of admission                                          2 February 2004

Total number of securities in issue at the end of the      214,573,331
period


Name of contact:                                           Kevin Smith

Address of contact:                                        New Century Park
                                                           PO Box 53, Coventry CV3 1HJ

Telephone number of contact:                               02476 563704



SIGNED BY   ______________________________________________
            Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of telent plc
            Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.






                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:  The FSA

Date: 24 March 2006

AVS No:

Name of applicant:                                         telent plc

Name of scheme:                                            Warrants

Period of return:                           From:          21 October 2005        To:        24 March 2006

Balance under scheme from previous return:                 370,880

The amount by which the block scheme has been increased,   n/a
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   2,666
period:

Balance under scheme not yet issued/allotted at end of     368,214
period

Number and class of securities originally listed and the   398,032 ordinary shares of 25p each on
date of admission                                          9 September 2003.

Total number of securities in issue at the end of the      214,573,331
period



Name of contact:                                           Kevin Smith

Address of contact:                                        New Century Park
                                                           PO Box 53, Coventry CV3 1HJ

Telephone number of contact:                               02476 563704



SIGNED BY   ______________________________________________
            Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of telent plc.

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 24 March 2006